ASAT Holdings Limited

14th Floor, 138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

May 24, 2006

VIA EDGAR (with hard copy via courier)

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Donald C. Hunt

Re:	ASAT Holdings Limited
Registration Statement on Form F-1
File No. 333-131331

ACCELERATION REQUEST

Requested Date: May 26, 2006
Requested Time: 4:30 p.m., Eastern Standard Time

Ladies and Gentlemen:

ASAT Holdings Limited, an exempted company with limited liability under the Companies Law of the Cayman Islands (the “Company”), hereby respectfully requests that the U.S. Securities and Exchange Commission accelerate the effective date of the Company’s above-referenced registration statement so that the registration statement may become effective on Friday, May 26, 2006, at 4:30 p.m., Washington D.C. time, or as soon thereafter as possible.

Please advise me and the persons indicated on the cover of the Registration Statement when the order permitting such Registration Statement to become effective is issued.

Very truly yours,

ASAT HOLDINGS LIMITED

By: /s/ Robert J. Gange

Name: Robert J. Gange

Title: Chief Executive Officer